EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

SEC MAIL PROCESSING
RECEIVED
MAR 11 2003
WASH, D.C. 187 SECTION

March 10, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

03007621

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Shannon M. Ross
Corporate Secretary

Enclosures

dlw 3/28

United States Sec Filing
March 10, 2003

RECEIVED
MAR 11 2003
187
PROCESSING SECTION
WASH. D.C.

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Mining Closes $1,112,5000 Brokered Private Placement Financing – February 4, 2003

2. Emgold Receives Scoping Study to Develop The Idaho Maryland Mine as 116,000 oz per year Producer – February 12, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – February 3, 2003

2. Material Change Report – February 4, 2003

3. Material Change Report – February 12, 2003

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

February 4, 2003

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CLOSES $1,112,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,472,222 units at a price of $0.45 per unit, for gross proceeds of $1,112,500 on February 3, 2003. Each Unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until February 3, 2004, at an exercise price of $0.55.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase up to 494,444 common shares of Emgold until February 3, 2004, at an exercise price of $0.55 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four-month hold period expiring July 4, 2003, and may not be traded except as permitted by the British Columbia *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including initiation of a surface diamond-drilling program with associated permitting, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold is currently planning and applying for permits to complete a 15,000 to 20,000 foot diamond-drill program to test near-surface high-grade exploration targets.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

February 12, 2003

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

Emgold Receives Scoping Study to Develop The Idaho Maryland Mine as 116,000 oz per year Producer

Emgold Mining Corporation (Emgold) (EMR-TSX Venture) is pleased to announce receipt of a Scoping Study on its historic Idaho-Maryland Mine located in Grass Valley, California. The Scoping Study was commissioned in October 2002 to identify the necessary activities, capital and operating costs required in order to return California's second largest underground gold mine to production.

The Scoping Study was prepared by AMEC E&C Services Limited (AMEC) who also completed an independent qualified person's review and evaluation of the Idaho-Maryland project in the form of a Technical Report as defined in National Instrument 43-101("*Idaho-Maryland Mine Technical Report*", November 2002). As part of that report, data integrity and its verification were completed on the data presented in this news release and the Scoping Report. The Scoping Study will be used for permitting and planning purposes and is considered a Preliminary Assessment report because it contains an economic evaluation of inferred resources as defined in NI 43-101. The Technical Report is filed on the Internet on SEDAR (www.sedar.com) and also the Company's website (www.emgold.com). The Scoping Study is not intended to be a Pre-feasibility or Feasibility Study.

The Emgold project team worked closely with AMEC to develop numerous plans for the further exploration and development of the Idaho-Maryland project of which two scenarios, A and B were evaluated. Scenario A follows Emgold's intended plan of action while Scenario B is a base case plan without additional exploration and development, using a small portion of the existing resources defined in the Technical Report. The AMEC report states, "In Scenario A, a mining and exploration strategy was developed to access and explore the Idaho-Maryland mine by excavating a decline starting at surface from the 56-acre BET property located west of the New Brunswick site. The decline will descend at about –15% grade in a straight line until 290 ft below surface, where it will become a semi-spiral ramp to provide access to both the Idaho and Eureka zones. Neither scenario includes exploration, development or mining in the lower zones below the Brunswick 1500 level. Additional underground exploration would be required to further advance the Dorsey Group and other targets below the 3280 level."

"Scenario A evaluates mining the identified resource within the Eureka Group (approximately 190,000 tons) in five stoping areas in the Idaho zone near the existing Round Hole shaft, followed by mining the resources that would be discovered and

developed in the Eureka/Keel zone area adjacent and along strike to the east of this shaft. If exploration proves successful, these resources together would provide a mine life of approximately 10 years at an average grade of 0.53 oz/ton. Shrinkage mining would be the selected method for the Idaho zone, while a mixture of shrinkage and longhole mining would be used in the Eureka/Keel zone. Mining would ramp up to a steady state of approximately 600 tons per day or 210,000 tons per year, including development ore."

The AMEC report continues, "For Scenario B, only the currently identified resource in the Eureka and Brunswick zones would be mined. As in Scenario A, the decline would descend at a gradient of –15%, passing to the south of the Idaho zone, but instead of spiraling downward, it would continue to connect with the existing 1300 level at the Brunswick zone."

"In Scenario A, mine production will come from a combination of development ore, shrinkage stoping in the Idaho and Eureka zones, and longhole stoping in the Keel zone, where there appears to be potential for bulk mining. In Scenario B, mine production will come from development ore, shrinkage mining, and longhole mining in the Brunswick zone, where there appears to be a small number of stopes that meet the requirements of this method."

"A third scenario exists as a long-term plan for future mine development. In Scenario C, known resources in the lower New Brunswick shaft area are accessed. Although this study does not include costs associated with this scenario, it is an important developmental progression for the overall life-of-mine plan leading to potentially improved project economics and longer mine life."

The Scoping Study evaluated different processing methods for each scenario. "In Scenario A, the process plant will operate crushing, grinding, gravity, and flotation circuits to produce a gold concentrate. The concentrates will be leached in intensive cyanidation, and gold will be recovered using electrowinning. The gold will be smelted on site to produce doré metal then shipped to a custom refiner to produce refined bullion. In Scenario B, the process plant will operate crushing, grinding, and gravity recovery circuits to produce a gold concentrate. The concentrate will be shipped to a custom smelter and refiner to produce refined bullion."

All capital and operating costs presented in the Scoping Study are based on 4h quarter 2002 U.S. dollars. The capital cost estimates in the Scoping Study for Scenarios A and B are $44.5 million and $37 million, respectively. The costs include 20% contingency and should be considered conceptual, with a probable accuracy of ±30%. The capital costs include $9.7 and $8.2 million (exclusive of contingency for Scenarios A and B, respectively) for permitting, surface exploration, exploration decline, and underground drilling. In order to make a future production decision, these costs would have been already incurred and would therefore be considered "sunk costs."

The operating costs presented in the Scoping Study per milled ton are $54 and $62 for Scenarios A and B, respectively. The average cost per ounce of $167 and $201 for Scenarios A and B are exclusive of gold treatment and refining charges. A breakdown for the average estimated operating costs for the two scenarios is presented in the following table.

Operating Costs	Units	Scenario A	Scenario B
Mine	$/ton	32.00	41.20
Plant	$/ton	1.40	1.70
Mill	$/ton	16.20	12.20
Administration	$/ton	4.80	6.50
Total	**$/ton**	**54.40**	**61.60**
Total	$/ recovered oz	$167	$201

The project schedule presented in the Scoping Study for both scenarios is approximately 36 months from permit applications to the start of gold production. The permit application for surface drilling is estimated to take between three and six months, after which a six to seven month surface exploration program can proceed. A Mining and Development Use Permit will be pursued concurrent with surface drilling activities. The expected time frame for this application is 12 to 18 months. Upon receipt of the permit, development of the decline collar and driving of the decline ramp will commence.

The initial production schedule for both Scenarios A and B is based on excavating sufficient ore to bring Idaho into production, and then continuing the development to support production in an adjacent area when the Idaho resource begins to be depleted. In Scenario A, the Keel zone is set as a priority for initial development to get at least one longhole stope in production starting in year two in order to ramp up to the 600 tons per day target. The mine development plan can then maintain that steady rate over the project life. In the first two years in both scenarios, most of the production will be from the Idaho zone except as noted for Scenario A. Following a brief transition period in year 3, the Eureka area will provide additional shrinkage ore for the next eight years in Scenario A, and the Brunswick zone will provide ore for the next three years in Scenario B. The production schedule for Scenario A is based on 100% shrinkage mining in the Eureka and Idaho areas, supplemented by 100% longhole mining from the Keel zone, while Scenario B is based on 100% shrinkage mining in the Idaho zone, followed by 50% shrinkage and 50% longhole mining in the Brunswick Zone.

The following table illustrates the estimated production rates for both Scenario A and B for the initial 5 years of mine life. Scenario A provides for a ten-year life of mine while Scenario B has been limited to a 5-year duration. Scenario C, which was not evaluated in the study, but would eventually provide a much longer mine life and includes further development into the deeper areas of the mine. In anticipation of future production requirements, the decline was sized to accommodate 40-ton low profile haulage trucks for more than 1,000 tons per day of ore production.

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Scenario A						
Ore Mined (tons)	123,600	161,600	210,000	210,000	210,000	915,200
Ave. Grade (opt Au)	0.36	0.42	0.55	0.55	0.55	0.50
Ounces Produced	44,500	67,800	115,600	116,300	116,300	460,500
Average tons per day	350	460	600	600	600	
Scenario B						
Ore Mined (tons)	87,500	105,000	175,000	175,000	175,000	717,500
Ave. Grade (opt Au)	0.36	0.36	0.36	0.36	0.36	0.36
Ounces Produced	31,500	37,800	63,000	63,000	63,000	258,300
Average tons per day	250	300	500	500	500	

R. McKnight, P. Eng., MBA, a third-party consultant to Emgold, prepared a financial model for the Idaho-Maryland Project. The inputs to the model were generated by AMEC to a scoping level of accuracy. The model used a discounted cash flow (DCF) analysis to determine the pre-tax net present value (NPV) and the pre-tax internal rate of return (IRR) for the project. Income taxes will be incorporated into the model at the feasibility level.

Although the model was run for both scenarios at a gold price of $350 per ounce, Scenario B showed poor economics primarily due to its limited mine life and high cost of initial stope access and ramp development.

Scenario A however, had good results with an indicated pre-tax IRR of 34.4% and a pre-tax NPV of $80.7 million at an 8% discount rate. The following table illustrates the economics of Scenario A NPV at varying discount rates.

Discount Rate	**0.0 %**	**5.0 %**	**8.0 %**	**10.0%**
Pre-tax NPV ($000s)	$167,300	$106,100	$80,700	$67,200
Pre-tax IRR	34.4%			

The project is most sensitive to gold price, showing a 25.8 % pre-tax return at a gold price of $300 /oz and a pre-tax return of 40.2% at a price of $385/oz (+10% from the base case of $350/oz). The project economics are almost equally sensitive to changes in operating and capital cost with pre-tax returns of 30.1% and 28.3% for the increases of 20% in the operating and capital costs respectively.

The economic returns for Scenario A indicate good project potential predicated on a successful exploration program given the historical trends on the property. Successful implementation of Scenario A would allow further exploration of the major mine zones, possibly resulting in a longer mine life and improved ore grades. This would in turn allow future exploitation of older mining areas such as Brunswick, and the known deeper gold resources in the area of the New Brunswick shaft.

Emgold's geologists and the AMEC project team have developed a surface exploration program, which is presented in the Scoping Study. The Company is submitting applications to local authorities to conduct diamond drilling from six surface locations. The revised Idaho-Maryland geologic model allows Emgold to evaluate areas among the known structures and veins for new vein set targets. The initial surface drill program will entail a surface diamond drill campaign in the area of the Idaho and Round Hole shafts. The six sites have been chosen considering surface rights and access availability and geologic targets. Each site will have multiple drill holes, at varying bearings and dips, to effectively test multiple targets in light of the complex geology and variable geometry of the mineralized veins. Drill hole lengths will range from 600 to 1,400 feet with most in the 600 to 800 foot range. The initial program will range from 15,000 to 20,000 feet comprising about four drill holes per site. Subsequent drill programs will be dependent on results of this initial phase of drilling.

Emgold is presently updating its website. All of the current information on the Idaho-Maryland Mine in California and the Rozan and Stewart Properties in British Columbia will be presented on the website which will contain project descriptions, maps, drawings, historical and current photographs and downloadable copies of the NI 43-101 Technical Report and Scoping Study. Please visit the Emgold website at **www.emgold.com** to review this information as it becomes available.

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Corporation (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 3, 2003, of private placement units consisting of an aggregate 2,472,222 common shares and 2,472,222 warrants to purchase up to an additional 2,472,222 common shares of the Company and Agent's Warrant to Canaccord Capital Corporation to purchase up to 494,444 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of February 2003.

Emgold Mining Corporation

By: "William J. Witte"
William J. Witte, President

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

February 3, 2003

Item 3. **Press Release**

February 4, 2003

Item 4. **Summary of Material Change**

Emgold Mining Corporation Closes $1,112,500 Brokered Private Placement

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary and Chief Financial Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 4, 2003
Date

"William J. Witte" (signed)
Signature

William J. Witte
Name

President and CEO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

February 4, 2003

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CLOSES $1,112,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,472,222 units at a price of $0.45 per unit, for gross proceeds of $1,112,500 on February 3, 2003. Each Unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until February 3, 2004, at an exercise price of $0.55.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase up to 494,444 common shares of Emgold until February 3, 2004, at an exercise price of $0.55 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four-month hold period expiring July 4, 2003, and may not be traded except as permitted by the British Columbia *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including initiation of a surface diamond-drilling program with associated permitting, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold is currently planning and applying for permits to complete a 15,000 to 20,000 foot diamond-drill program to test near-surface high-grade exploration targets.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

February 6, 2003

Item 3. **Press Release**

February 12, 2003

Item 4. **Summary of Material Change**

Emgold Receives Scoping Study to Develop The Idaho Maryland Mine as 116,000 oz per year Producer

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary and Chief Financial Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 12, 2003
Date

"William J. Witte" (signed)
Signature

William J. Witte
Name

President and CEO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Emgold Mining Corporation
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

February 12, 2003

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

Emgold Receives Scoping Study to Develop The Idaho Maryland Mine as 116,000 oz per year Producer

Emgold Mining Corporation (Emgold) (EMR-TSX Venture) is pleased to announce receipt of a Scoping Study on its historic Idaho-Maryland Mine located in Grass Valley, California. The Scoping Study was commissioned in October 2002 to identify the necessary activities, capital and operating costs required in order to return California's second largest underground gold mine to production.

The Scoping Study was prepared by AMEC E&C Services Limited (AMEC) who also completed an independent qualified person's review and evaluation of the Idaho-Maryland project in the form of a Technical Report as defined in National Instrument 43-101(*"Idaho-Maryland Mine Technical Report"*, November 2002). As part of that report, data integrity and its verification were completed on the data presented in this news release and the Scoping Report. The Scoping Study will be used for permitting and planning purposes and is considered a Preliminary Assessment report because it contains an economic evaluation of inferred resources as defined in NI 43-101. The Technical Report is filed on the Internet on SEDAR (www.sedar.com) and also the Company's website (www.emgold.com). The Scoping Study is not intended to be a Pre-feasibility or Feasibility Study.

The Emgold project team worked closely with AMEC to develop numerous plans for the further exploration and development of the Idaho-Maryland project of which two scenarios, A and B were evaluated. Scenario A follows Emgold's intended plan of action while Scenario B is a base case plan without additional exploration and development, using a small portion of the existing resources defined in the Technical Report. The AMEC report states, "In Scenario A, a mining and exploration strategy was developed to access and explore the Idaho-Maryland mine by excavating a decline starting at surface from the 56-acre BET property located west of the New Brunswick site. The decline will descend at about –15% grade in a straight line until 290 ft below surface, where it will become a semi-spiral ramp to provide access to both the Idaho and Eureka zones. Neither scenario includes exploration, development or mining in the lower zones below the Brunswick 1500 level. Additional underground exploration would be required to further advance the Dorsey Group and other targets below the 3280 level."

"Scenario A evaluates mining the identified resource within the Eureka Group (approximately 190,000 tons) in five stoping areas in the Idaho zone near the existing Round Hole shaft, followed by mining the resources that would be discovered and developed in the Eureka/Keel zone area adjacent and along strike to the east of this shaft. If exploration proves successful, these resources together would provide a mine life of

approximately 10 years at an average grade of 0.53 oz/ton. Shrinkage mining would be the selected method for the Idaho zone, while a mixture of shrinkage and longhole mining would be used in the Eureka/Keel zone. Mining would ramp up to a steady state of approximately 600 tons per day or 210,000 tons per year, including development ore."

The AMEC report continues, "For Scenario B, only the currently identified resource in the Eureka and Brunswick zones would be mined. As in Scenario A, the decline would descend at a gradient of –15%, passing to the south of the Idaho zone, but instead of spiraling downward, it would continue to connect with the existing 1300 level at the Brunswick zone."

"In Scenario A, mine production will come from a combination of development ore, shrinkage stoping in the Idaho and Eureka zones, and longhole stoping in the Keel zone, where there appears to be potential for bulk mining. In Scenario B, mine production will come from development ore, shrinkage mining, and longhole mining in the Brunswick zone, where there appears to be a small number of stopes that meet the requirements of this method."

"A third scenario exists as a long-term plan for future mine development. In Scenario C, known resources in the lower New Brunswick shaft area are accessed. Although this study does not include costs associated with this scenario, it is an important developmental progression for the overall life-of-mine plan leading to potentially improved project economics and longer mine life."

The Scoping Study evaluated different processing methods for each scenario. "In Scenario A, the process plant will operate crushing, grinding, gravity, and flotation circuits to produce a gold concentrate. The concentrates will be leached in intensive cyanidation, and gold will be recovered using electrowinning. The gold will be smelted on site to produce doré metal then shipped to a custom refiner to produce refined bullion. In Scenario B, the process plant will operate crushing, grinding, and gravity recovery circuits to produce a gold concentrate. The concentrate will be shipped to a custom smelter and refiner to produce refined bullion."

All capital and operating costs presented in the Scoping Study are based on 4^{h} quarter 2002 U.S. dollars. The capital cost estimates in the Scoping Study for Scenarios A and B are $44.5 million and $37 million, respectively. The costs include 20% contingency and should be considered conceptual, with a probable accuracy of ±30%. The capital costs include $9.7 and $8.2 million (exclusive of contingency for Scenarios A and B, respectively) for permitting, surface exploration, exploration decline, and underground drilling. In order to make a future production decision, these costs would have been already incurred and would therefore be considered "sunk costs."

The operating costs presented in the Scoping Study per milled ton are $54 and $62 for Scenarios A and B, respectively. The average cost per ounce of $167 and $201 for Scenarios A and B are exclusive of gold treatment and refining charges. A breakdown for the average estimated operating costs for the two scenarios is presented in the following table.

Operating Costs	Units	Scenario A	Scenario B
Mine	$/ton	32.00	41.20
Plant	$/ton	1.40	1.70
Mill	$/ton	16.20	12.20
Administration	$/ton	4.80	6.50
Total	**$/ton**	**54.40**	**61.60**
Total	$/ recovered oz	$167	$201

The project schedule presented in the Scoping Study for both scenarios is approximately 36 months from permit applications to the start of gold production. The permit application for surface drilling is estimated to take between three and six months, after which a six to seven month surface exploration program can proceed. A Mining and Development Use Permit will be pursued concurrent with surface drilling activities. The expected time frame for this application is 12 to 18 months. Upon receipt of the permit, development of the decline collar and driving of the decline ramp will commence.

The initial production schedule for both Scenarios A and B is based on excavating sufficient ore to bring Idaho into production, and then continuing the development to support production in an adjacent area when the Idaho resource begins to be depleted. In Scenario A, the Keel zone is set as a priority for initial development to get at least one longhole stope in production starting in year two in order to ramp up to the 600 tons per day target. The mine development plan can then maintain that steady rate over the project life. In the first two years in both scenarios, most of the production will be from the Idaho zone except as noted for Scenario A. Following a brief transition period in year 3, the Eureka area will provide additional shrinkage ore for the next eight years in Scenario A, and the Brunswick zone will provide ore for the next three years in Scenario B. The production schedule for Scenario A is based on 100% shrinkage mining in the Eureka and Idaho areas, supplemented by 100% longhole mining from the Keel zone, while Scenario B is based on 100% shrinkage mining in the Idaho zone, followed by 50% shrinkage and 50% longhole mining in the Brunswick Zone.

The following table illustrates the estimated production rates for both Scenario A and B for the initial 5 years of mine life. Scenario A provides for a ten-year life of mine while Scenario B has been limited to a 5-year duration. Scenario C, which was not evaluated in the study, but would eventually provide a much longer mine life and includes further development into the deeper areas of the mine. In anticipation of future production requirements, the decline was sized to accommodate 40-ton low profile haulage trucks for more than 1,000 tons per day of ore production.

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Scenario A						
Ore Mined (tons)	123,600	161,600	210,000	210,000	210,000	915,200
Ave. Grade (opt Au)	0.36	0.42	0.55	0.55	0.55	0.50
Ounces Produced	44,500	67,800	115,600	116,300	116,300	460,500
Average tons per day	350	460	600	600	600	
Scenario B						
Ore Mined (tons)	87,500	105,000	175,000	175,000	175,000	717,500
Ave. Grade (opt Au)	0.36	0.36	0.36	0.36	0.36	0.36
Ounces Produced	31,500	37,800	63,000	63,000	63,000	258,300
Average tons per day	250	300	500	500	500	

R. McKnight, P. Eng., MBA, a third-party consultant to Emgold, prepared a financial model for the Idaho-Maryland Project. The inputs to the model were generated by AMEC to a scoping level of accuracy. The model used a discounted cash flow (DCF) analysis to determine the pre-tax net present value (NPV) and the pre-tax internal rate of return (IRR) for the project. Income taxes will be incorporated into the model at the feasibility level.

Although the model was run for both scenarios at a gold price of $350 per ounce, Scenario B showed poor economics primarily due to its limited mine life and high cost of initial stope access and ramp development.

Scenario A however, had good results with an indicated pre-tax IRR of 34.4% and a pre-tax NPV of $80.7 million at an 8% discount rate. The following table illustrates the economics of Scenario A NPV at varying discount rates.

Discount Rate	**0.0 %**	**5.0 %**	**8.0 %**	**10.0%**
Pre-tax NPV ($000s)	$167,300	$106,100	$80,700	$67,200
Pre-tax IRR	34.4%			

The project is most sensitive to gold price, showing a 25.8 % pre-tax return at a gold price of $300 /oz and a pre-tax return of 40.2% at a price of $385/oz (+10% from the base case of $350/oz). The project economics are almost equally sensitive to changes in operating and capital cost with pre-tax returns of 30.1% and 28.3% for the increases of 20% in the operating and capital costs respectively.

The economic returns for Scenario A indicate good project potential predicated on a successful exploration program given the historical trends on the property. Successful implementation of Scenario A would allow further exploration of the major mine zones, possibly resulting in a longer mine life and improved ore grades. This would in turn allow future exploitation of older mining areas such as Brunswick, and the known deeper gold resources in the area of the New Brunswick shaft.

Emgold's geologists and the AMEC project team have developed a surface exploration program, which is presented in the Scoping Study. The Company is submitting applications to local authorities to conduct diamond drilling from six surface locations. The revised Idaho-Maryland geologic model allows Emgold to evaluate areas among the known structures and veins for new vein set targets. The initial surface drill program will entail a surface diamond drill campaign in the area of the Idaho and Round Hole shafts. The six sites have been chosen considering surface rights and access availability and geologic targets. Each site will have multiple drill holes, at varying bearings and dips, to effectively test multiple targets in light of the complex geology and variable geometry of the mineralized veins. Drill hole lengths will range from 600 to 1,400 feet with most in the 600 to 800 foot range. The initial program will range from 15,000 to 20,000 feet comprising about four drill holes per site. Subsequent drill programs will be dependent on results of this initial phase of drilling.

Emgold is presently updating its website. All of the current information on the Idaho-Maryland Mine in California and the Rozan and Stewart Properties in British Columbia will be presented on the website which will contain project descriptions, maps, drawings, historical and current photographs and downloadable copies of the NI 43-101 Technical Report and Scoping Study. Please visit the Emgold website at **www.emgold.com** to review this information as it becomes available.

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.